SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                         HALLWOOD REALTY PARTNERS, L.P.
                                (Name of Issuer)


                        UNITS OF LIMITED PARTNER INTEREST
                         (Title of Class of Securities)


                                    40636T203
                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  July 22, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)


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CUSIP No. 40636T203

1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                   The Hallwood Group Incorporated            51-0261339

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)               (b)

3. SEC Use Only

4. Source of Funds (See instructions)  - N/A

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]

6. Citizenship or Place of Organization - Delaware



         Number of Units
         Beneficially Owned by
         Each Reporting
         Person With             7.      Sole Voting Power               413,040
                                 8.      Shared Voting Power                   0
                                 9.      Sole Dispositive Power          413,040
                                10.      Shared Dispositive Power              0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                     413,040

12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions)

13. Percent of Class Represented by Amount in Row 11.
                                      24.7%

14. Type of Reporting Person (See Instructions):
                                       CO


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                                  Schedule 13D

This Amendment No. 4 to Schedule 13D amends the Schedule 13D, filed July 24, 1993(the "Schedule 13D") by The Hallwood Group Incorporated, a Delaware corporation ("Hallwood"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.           Security and Issuer.

                  (a)      Title of the class of equity securities:

                           Units of limited partner interest ("Units")

                  (b)      Name and address of the Issuer:

                           Hallwood Realty Partners, L.P.
                           3710 Rawlins, Suite 1500
                           Dallas, Texas 75211

Item 2.           Identity and Background.

                  (a)      Name:

                           The person on whose behalf this statement is filed is
                  The  Hallwood  Group  Incorporated,   a  Delaware  corporation
                  ("Hallwood").

                            Hallwood's Board of Directors consists of Anthony J.
                  Gumbiner, Brian M.Troup, Robert L. Lynch, Charles A. Crocco, Jr. and J. Thomas Talbot. Hallwood's officers are Anthony J. Gumbiner, Chairman of the Board of Directors and Chief Executive Officer; Brian M. Troup, President and Chief Operating Officer; William L. Guzzetti, Executive Vice President; Melvin J. Melle, Vice President, Chief Financial Officer and Secretary; Mary P. Doyle, Vice President, and Joseph T. Koenig, Assistant Secretary and Treasurer. Although such directors and officers are not reporting persons, they are persons ("Instruction C Persons")identified in Instruction C to Schedule 13D and hence provide the information required by Items 2 through 6 of this Schedule 13D.

                  (b)      Business address:

                           The  address of the  principal  office of Hallwood is
                  3710 Rawlins, Suite 1500, Dallas, Texas 75219. All of the directors and executive officers can be contacted at this address.

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                  (c)      Principal business:

                           Hallwood is a diversified  holding company  comprised
                  of three divisions operating in five business segments: real estate, energy, textile products, hotels and investments in associated companies.

                           Anthony  J.  Gumbiner  is  Chairman  of the  Board of
                  Directors, Chief Executive Officer and a director of Hallwood, Chairman of the Board of Directors, Chief Executive Officer and a director of Hallwood Energy Corporation ("HEC"), a director of Hallwood Holdings S.A. ("HHSA"), and a director of the Company, Hallwood Consolidated Resources Corporation ("HCRC") and Hallwood Realty Corporation ("HRC"), which is the general partner of Hallwood Realty Partners, L.P. ("HRP").

                           William L.  Guzzetti is  President,  Chief  Operating
                  Officer and a director of HEC, Executive Vice President of Hallwood, President and director of HRC, and President and director of HCRC.

                           Brian M. Troup is President,  Chief Operating Officer
                  and a director of Hallwood, a director of HHSA, the Company, HEC, HCRC and HRC and Finance Director of Anglo Metropolitan Holdings, plc.

                           Robert L. Lynch is Vice  Chairman  and a director  of
                  Hallwood, a director of the Company, and Chairman of the Board and Chief Executive Officer of Perpetual Storage, Inc.

                             Charles A. Crocco, Jr. is a director of Hallwood,
                  First Banks America, Inc. and the Company, and is a shareholder in the law firm of Crocco & DeMaio, P.C.

                           J. Thomas Talbot is a director of Hallwood, Fidelity
                  National Financial, Inc., the Company, Hemetter Enterprises, Inc., The Baldwin Company and Koll Real Estate Group. Mr. Talbot is a partner of Shaw & Talbot and Pacific Management Group and is the owner of The Talbot Company.

                           Melvin J. Melle is Vice President, Chief Financial
                  Officer and Secretary of Hallwood.

                           Mary P. Doyle is Vice President of Hallwood.

                           Joseph T. Koenig is Assistant Vice President and
                  Treasurer of Hallwood.


                  (d)      Criminal convictions:


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                           None of the  persons  providing  information  in this
                  statement  have  been  convicted  in  a  criminal   proceeding
                  (excluding traffic violations or similar misdemeanors) in the last five years.

                  (e)      Civil proceedings:

                           Except for  Hallwood,  none of the persons  providing
                  information in this statement have been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

                           On July 22, 1996,  Hallwood agreed to a settlement of
                  a claim by the Securities and Exchange Commission (the "SEC") arising from Hallwood's sale of a small portion of its holdings in the stock of ShowBiz Pizza Time, Inc. ("ShowBiz") during a four-day period in June 1993. These and other similar sales were made by Hallwood pursuant to a pre-planned, long-term selling program begun in December 1992. The SEC asserted that some, but not all, of Hallwood's June 1993 sales were improper because, before the sales program was completed, the Company is alleged to have received nonpublic information about ShowBiz. In connection with the settlement, Hallwood agreed to contribute approximately $953,000, representing the loss that the SEC alleged Hallwood avoided by selling during the four-day period, plus interest of $240,000. Hallwood also agreed to be subject to an injunction against any future violations of certain federal securities laws. In addition, the SEC alleged that Anthony J. Gumbiner, Chairman of the Board and Chief Executive Officer of Hallwood, failed to take appropriate action to discontinue Hallwood's sales of the ShowBiz shares during the four days in question. Mr. Gumbiner did not directly conduct the sales, nor did he sell any shares for his own account or for the account of any trust for which he has the power to designate the trustee. Although the sales were made solely by the Company, the SEC assessed a civil penalty of $477,000 against Mr. Gumbiner, as a "control person" for Hallwood. Mr. Gumbiner, however, is not subject to any separate injunction concerning his future personal activities. As provided in the settlement, neither the Company nor Mr. Gumbiner admits or denies the allegations made by the SEC, and both entered into the settlement to avoid the extraordinary time and expense that would be involved in protracted litigation with the government.

                  (f) Hallwood is a Delaware corporation with its principal business offices at the address given above. Messrs. Gumbiner and Troup are citizens of the U.K. Messrs. Lynch, Crocco, Talbot, Melle and Koenig and Ms. Doyle are citizens of the United States of America.


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Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transactions.

                           Hallwood  has  acquired  the  Units  for  investment.
                  Hallwood may, subject to market conditions and other factors deemed relevant by it, purchase additional Units from time to time either in open market purchases, privately negotiated transactions or otherwise.

                           Hallwood  intends to review on a continuing basis its
                  investment in the Units and the Partnership's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Hallwood may in the future take such actions in respect of its investment in the Units as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Units or disposing of the Units it now holds or hereafter acquires.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the date of this filing, Hallwood owns 413,040 Units, representing approximately 24.7% of the number of Units outstanding on September 17, 1996. On February 27, 1995, a Special Committee of the Board of Directors of HRC granted options to purchase (i) 25,800 Units to Anthony J. Gumbiner, the Chairman of the Board and Chief Executive Officer of Hallwood, (ii) 17,200 Units to Brian M. Troup, the President and Chief Operating Officer of Hallwood, and (iii) 15,000 Units to William L. Guzzetti, the Executive Vice President of Hallwood. Hallwood has been informed by Messrs. Gumbiner and Troup that they do not own any Units and by Mr. Guzzetti that he owns 100 Units (the "Guzzetti Units"), representing less than 0.1% of the Units outstanding.

         (b) Hallwood has sole voting and dispositive power over the 413,040 Units. Mr. Guzzetti has sole voting and dispositive power over the Guzzetti Units.

         (c) During the past 60 days, no person listed in Item 5(a) has effected a transaction with respect to the Units.

         (d)      Not applicable.

         (e)      Not applicable.


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Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer.

                           In connection  with the settlement of claims relating
                  to a note issued by HGI to Corporate Property Associates 6, A California Limited Partnership ("CPA:6") and Corporate Property Associates 7, A California Limited Partnership ("CPA:7", together with CPA:6, "Pledgee") to secure a guarantee of Integra - A Hotel and Restaurant Company ("Integra") to Pledgee, HGI entered into a Settlement Agreement dated January 21, 1994 (the "Settlement Agreement") with Pledgee. The Settlement Agreement provides for the issuance by HGI of a new promissory note (the "Note"), which was issued to Pledgee on March 8, 1994 pursuant to a Pledge and Security Agreement between HGI and Pledgee. The Note is secured by a pledge of 89,269 Units (the "Units") of the Partnership held by HGI, as restated for the March 3, 1995 one-for-five reverse split (the "Reverse Split").

                           The  Settlement  Agreement  also  provides  that  the
                  Pledgee will have the right to receive from HGI a payment in immediately available funds on the Payment Date (as hereinafter defined) in an amount (the "Participation Amount") equal to 25% of the increase in the value of the Units, but in no event more than $500,000, from February 25, 1994 (the
                  "Closing Date") to the Value Date (as hereinafter defined). The value of the Units on the Closing Date was $8.44 (adjusted for the Reverse Split), the "high" price as quoted on the Closing Date for the Units in The Wall Street Journal. The value of the Units on the Value Date will be (i) the "high" price for the Units on the Value Date as quoted in The Wall Street Journal, or (ii) if the Units are no longer traded on the American Stock Exchange or another public exchange, as determined by an appraiser. The Value Date is defined as five
                  (5) days prior to the Payment Date. The Payment Date is the earlier to occur of (a) the maturity date of the Note, March 8, 1998, or (b) one hundred twenty (120) days after Pledgee requests payment in writing, provided that the Units are trading at a "high" price of not less than $45.00 (as adjusted for the Reverse Split) per Unit as quoted in The Wall Street Journal on the date of such request.

Item 7.           Materials Filed as Exhibits.

                  None.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 18, 1996            THE HALLWOOD GROUP INCORPORATED


                                  By: /s/Melvin J. Melle
                                     --------------------------
                                         Melvin J. Melle
                                     Vice President, Chief Financial Officer and
                                        Secretary


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